VIA EDGAR

April 24, 2017

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Host Hotels & Resorts, Inc.
Host Hotels & Resorts, L.P.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 24, 2017
File No. 001-14625 (Host Inc.)
File No. 333-55807 (Host L.P.)

Dear Mr. Telewicz:

On behalf of Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L.P., we are submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Annual Report on Form 10-K referenced above as set forth in the Staff’s letter dated April 19, 2017. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 75

1.	We note your reconciliation of Comparable hotel EBITDA to Net income on page 81. In future filings please begin the reconciliation with Net income, to give equal or greater prominence to the GAAP measure being presented. Please refer to Question 102.10 of the C&DIs on Non-GAAP Financial Measures. This comment is also applicable to the extent this measure is presented in your earnings release filed on Form 8-K and within the supplemental financial information posted on your website.

Securities and Exchange Commission

April 24, 2017

Response:

We confirm that in future filings of Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L.P., including our earnings press release filed on Form 8-K, and in supplemental information posted on our website, we will begin our reconciliation of Comparable hotel EBITDA to Net income with Net income.

Item 8. Financial Statements and Supplementary Data

15. Geographic and Business Segment Information, page 128

2.	We note your disclosure that all of your operating segments meet the aggregation criteria to be grouped as a single reportable segment. Please tell us how you considered the need to aggregate your operating segments into reportable segments by brand or property type. In your response, please explain to us in sufficient detail how you determined all of your operating segments meet the aggregation criteria of ASC Topic 280-10-50-11.

Response:

We consider each one of our hotels to be an operating segment meeting the definition set forth in ASC Topic 280; however, no individual hotel is a reportable segment because none meets the quantitative threshold for reportable segments. For purposes of determining reportable segment(s), we aggregate all of the Company’s properties, regardless of brand or property type, because all of our hotels meet the criteria for aggregation set forth in ASC Topic 280-10-50-11. Specifically we believe that:

•	Aggregation is consistent with the objective and basic principles of this subtopic; and,
•	The properties have the following similar economic characteristics:
○	The nature of the products and services,
○	The nature of the production processes,
○	The type or class of the customer for their products and services, and
○	The methods used to distribute their products and services.

All but seven of the 96 hotels in the Company’s portfolio are classified by the lodging industry as upper-upscale and luxury properties and represent over 98% of revenues. Further, as disclosed in the 10-K, no single property represents more than 7% of total revenues. The remaining seven hotels are defined as upscale or midscale and represent less than 2% of revenues and as such do not either individually or in the aggregate approach the quantitative thresholds necessary to qualify as a reportable segment.

All of the properties in the portfolio, regardless of brand or property type, share very similar long-term financial performance and economic characteristics, including the nature of their products, services and production processes and the methods used to distribute their product. The hotels are designed and operated to appeal to similar individuals and group leisure and business customers that travel to upper-upscale and luxury properties. For example, while approximately 64% of total revenues are generated from room revenues, the individual hotels typically include meeting and banquet facilities, a variety of restaurants and lounges, swimming pools, exercise/spa facilities, gift shops, and parking facilities. Importantly, these amenities are either a brand(s) standard and/or customer expectation across all of the upper-upscale and luxury hotels in the portfolio. All of the

Securities and Exchange Commission

April 24, 2017

properties in the portfolio react similarly to economic stimulus such as business investment, changes in GDP and changes in travel patterns. Capital allocation decisions to acquire, enhance, redevelop, or perform renewal and replacement expenditures are determined on a property-by-property basis to appropriately match each hotel within its specific market to seek to improve operating performance and include consideration of local market changes in supply and demand.

If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at 240-744-5120, or Brian G. Macnamara at 240-744-5423.

Sincerely,

/S/ GREGORY J. LARSON
Gregory J. Larson
Executive Vice President,
Chief Financial Officer
Host Hotels & Resorts, Inc.

cc:	Jeffrey Lewis, Staff Accountant

Elizabeth A. Abdoo, Host Hotels & Resorts, Inc.

Brian G. Macnamara, Host Hotels & Resorts, Inc.

Scott Herlihy, Latham & Watkins, LLP